                                                                      EXHIBIT 12



                           ATLANTIC RICHFIELD COMPANY

                STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                RATIO OF EARNINGS TO FIXED CHARGES -- UNAUDITED

                             (MILLIONS OF DOLLARS)


                                                                              YEAR ENDED DECEMBER 31
                                                         -----------------------------------------------------------------
                                                           1998          1997           1996          1995          1994
                                                         --------      --------       --------      --------      --------
Income (loss) from continuing operations before
  income taxes and minority interest(1)..............   $(1,282)        $1,878         $2,086        $1,112        $  740

Less: Undistributed income of less than
  50% owned subsidiaries (net of
  losses)(2).........................................       (20)             5              6            --            --
                                                          ------        ------         ------        ------        ------
Fixed charges:
    Interest expense charged to income,
      interest of appropriate
      unconsolidated subsidiaries, and
      portion of rentals representative of
      interest(3)....................................       493            522            615           702           712

Capitalized interest.................................       106             38             19            48            35
                                                          ------        ------         ------        ------        ------
Total fixed charges..................................       599            560            634           750           747
                                                          ------        ------         ------        ------        ------
Earnings (deficit) (1) + (2) + (3)...................     $(809)        $2,405         $2,707        $1,814        $1,452
                                                          ======        ======         ======        ======        ======
Ratio of earnings to fixed charges(a)................     (1.35)          4.29           4.27          2.42          1.94
                                                          ======        ======         ======        ======        ======

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(a) In 1998, the negative ratio indicates a less than one-to-one earnings coverage of fixed charges. Fixed charges of $599 million combined with an earnings deficit of $809 million per the ratio of earnings to fixed charges calculation resulted in a $1.4 billion deficiency in a one-to-one earnings coverage of fixed charges in 1998. The deficiency includes a before tax net charge of approximately $1.35 billion for asset writedowns, restructuring costs and a tax refund in the fourth quarter of 1998.